UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 333-86012

PHARMERICA, INC. 401(k) PROFIT SHARING PLAN

(Full title of the plan)

AMERISOURCEBERGEN CORPORATION

(Name of issuer of the securities held pursuant to the plan)

1300 Morris Drive, Chesterbrook, PA	19087-5594
(Address of principal executive offices of issuer of securities)	(Zip code)

P H A R M E R I C A ,    I N C .    4 0 1 ( K )    P R O F I T    S H A R I N G    P L A N

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004 and for the year ended December 31, 2005 with Report of Independent Registered Public Accounting Firm

PharMerica, Inc. 401(k) Profit Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004 and for the year ended December 31, 2005

Report of Independent Registered Public Accounting Firm

To the Trustees of

PharMerica, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the PharMerica, Inc. 401(k) Profit Sharing Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

June 20, 2006

PharMerica, Inc. 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2005	2004
Assets
Investments
Registered investment companies	$75,678,070	$63,227,322
Common collective trust fund	10,155,393	9,774,424
Common stock fund	1,283,032	874,894
Participant loans	1,320,232	1,135,587

Total investments	88,436,727	75,012,227

Receivables
Participant contributions	277,915	251,269
Employer contributions	133,780	121,652

Total receivables	411,695	372,921

Net assets available for benefits	$88,848,422	$75,385,148

See notes to financial statements.

PharMerica, Inc. 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

Additions:
Additions to net assets attributed to:
Investment income:
Interest and dividend income	$2,377,355
Net appreciation in fair value of investments	5,083,034

7,460,389

Contributions:
Participant	8,745,091
Employer	3,821,332
Rollover	667,794

13,234,217

Total additions	20,694,606

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	7,200,561
Administrative expenses	23,287
Transfer out to other plan	7,484

Total deductions	7,231,332

Net increase	13,463,274
Net assets available for plan benefits:
Beginning of year	75,385,148

End of year	$88,848,422

See notes to financial statements.

PharMerica, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

NOTE 1 – DESCRIPTION OF PLAN

PharMerica, Inc. is a wholly-owned subsidiary of AmerisourceBergen Corporation. The following description of the PharMerica, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is sponsored by PharMerica, Inc. (the “Company”) and is intended to qualify as a salary reduction plan under Section 401(k) and as a qualified defined contribution plan under Section 401(a) of the Internal Revenue Code (“IRC”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

All eligible employees of the Company, as defined, may elect to participate in the Plan, provided that such employees are not persons covered under a collective bargaining agreement and only upon completion of 90 days of service.

The Plan trustee, record keeper and asset custodian is Fidelity Management Trust Company (“Fidelity”).

Contributions

Each year, participants may contribute between 1% and 50% of their pretax compensation, as defined in the Plan, through contributions to the Plan to the extent that the contributions comply with IRC limitations. Participant contributions are not subject to federal income taxes until withdrawn, in accordance with Section 401(k) of the IRC. Participants are not allowed to make any other contributions to the Plan except for rollover contributions from other retirement plans.

Additionally, the Company contributes to the Plan for each participating employee an amount equal to 100% of the participant’s contributions up to 3% of eligible pretax compensation and 50% of the participant’s contributions for the next 2% of eligible pretax compensation.

Contributions from participants are recorded when payroll deductions are made. Company contributions accrue to the Plan at the payroll deduction dates. Such amounts are remitted biweekly to Fidelity for investment based on the investment options designated by the Plan’s participants.

Upon enrollment, a participant may direct investment of employee and employer contributions to any of the Plan’s fund options. Participants may change their investment options at any time.

PharMerica, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

Participant Accounts

A separate account is maintained for each investment option of a participant by type of contribution. Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and, (b) Plan earnings, and is charged with an allocation of (a) administrative expenses and (b) Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants immediately vest in their own contributions and actual earnings or losses thereon. In addition, effective January 1, 2004, participants are immediately vested in their Company matching contributions and actual earnings or losses thereon.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance in the last 12 months or 50% of their vested account balance. This amount will be transferred from the participant’s account and placed in a separate Participant Loan Fund. Interest charged on participant loans is credited to the individual participant accounts.

The term of the loan may not exceed five years unless it qualifies as a primary residence loan, in which case the loan may not exceed 15 years. Participant loans are collateralized by the vested balance in the participant’s account and bear interest at a rate based on quotes received from a financial institution as chosen by the advisory committee. Foreclosure on defaulted participant loans does not occur until a distributable event, as defined, occurs. At December 31, 2005, participant loans are shown as separate investments of the Plan, with interest rates ranging from 5.75% to 10.50%.

Withdrawals and Payment of Benefits

A participant’s vested account, less any loans outstanding, is distributed in a lump sum upon retirement. Benefits are also payable upon a participant’s termination, death or total or permanent disability, at the election of the participant or their beneficiary, in a lump sum. In addition, hardship withdrawals are permitted if certain criteria are met.

PharMerica, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

Forfeited Accounts

If a participant separates from service before fully vesting, the portion of the account attributable to nonvested employer contributions plus/minus actual earnings or losses thereon is not forfeited until the earlier of the date the participant receives a distribution or the date the participant incurs a five-year break in service. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company matching contributions. Employer matching contributions were not reduced by forfeitures during the year ended December 31, 2005. Forfeited nonvested accounts totaled $219,978 and $211,987 at December 31, 2005 and 2004, respectively.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan’s net assets available for benefits after Plan expenses will be distributed to each participant according to his or her account balance, which will be immediately 100% vested.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates that affect the amounts reported in the financial statements and in accompanying notes. Actual results could differ from those estimates.

PharMerica, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of Registered Investment Companies are quoted at market prices, which represent the net asset value of shares held by the Plan at year-end. Participation units of the Common Collective Trust Fund are valued by the fund’s trustee, based on the market values of the underlying assets of the fund. The AmerisourceBergen Common Stock Fund is valued at its year-end closing price (constituting market value of shares owned, plus un-invested cash position). Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included as a component of dividend income.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Plan invests in shares of registered investment companies and a common collective trust fund managed by an affiliate of Fidelity. Fidelity acts as trustee for investments in the Plan. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

The plan held investments in AmerisourceBergen common stock with a fair value of $1,283,032 and $874,894 as of December 31, 2005 and 2004, respectively. Dividends of approximately $1,910 were received during the year ended December 31, 2005.

The Company paid the majority of the administrative expenses of the Plan for the year ended December 31, 2005.

PharMerica, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

NOTE 4 – INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2005	2004
Fidelity Growth Company Fund	$13,751,764	$11,449,489
Fidelity Diversified International Fund	19,547,919	15,939,394
Fidelity Spartan U.S. Equity Index Fund	19,831,601	18,959,879
PIMCO Total Return Fund – Administrative Class*	—	5,835,661
PIMCO Total Return Fund – Institutional Class*	6,454,530	—
Fidelity Managed Income Portfolio II Class I*	—	9,774,424
Fidelity Managed Income Portfolio II Class II*	10,155,393	—

*	During 2005, the Plan replaced investments in PIMCO Total Return Fund – Administrative Class and Fidelity Managed Income Portfolio II Class I with PIMCO Total Return Fund – Institutional Class and Fidelity Managed Income Portfolio II Class II, respectively.

During the year ended December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Registered investment companies	$4,709,277
Common stock fund	373,757

$5,083,034

NOTE 5 – TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated July 11, 2003, stating that the Plan meets the applicable requirements for qualification under section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. In the event that the Plan sponsor were to determine that the Plan’s operation did not comply with the IRC, the Plan sponsor has indicated that it would take the necessary steps, if any, to make appropriate corrections, retrospectively and prospectively, to assure that the Plan continues to meet such qualification requirements.

PharMerica, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2005	2004
Net assets available for benefits per the financial statements	$88,848,422	$75,385,148
Participant loans deemed distributed	(12,659)	(12,462)

Net assets available for benefits per Form 5500	$88,835,763	$75,372,686

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Year Ended December 31, 2005
Benefits paid to participants per the financial statements	$7,200,561
Add: Amounts allocated on Form 5500 to deemed distributions of participant loans	789
Less: Amounts allocated on Form 5500 to repayments on participant loans previously deemed distributed	(592)

Benefits paid to participants per Form 5500	$7,200,758

Schedule 1

PharMerica, Inc. 401(k) Profit Sharing Plan

Schedule of Assets (Held at End of Year)

EIN: 74-2019242 Plan No.: 002

Schedule H, line 4i - Schedule of Assets (Held At End of Year)

December 31, 2005

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Fidelity Magellan Fund	Registered Investment Company	$1,056,615
*	Fidelity Growth Company Fund	Registered Investment Company	13,751,764
*	Fidelity Low-Priced Stock Fund	Registered Investment Company	3,409,726
*	Fidelity Diversified International Fund	Registered Investment Company	19,547,919
*	Fidelity Freedom Income Fund	Registered Investment Company	221,036
*	Fidelity Freedom 2000 Fund	Registered Investment Company	218,367
*	Fidelity Freedom 2010 Fund	Registered Investment Company	991,294
*	Fidelity Freedom 2020 Fund	Registered Investment Company	2,060,288
*	Fidelity Freedom 2030 Fund	Registered Investment Company	861,514
*	Fidelity Freedom 2040 Fund	Registered Investment Company	526,176
*	Fidelity Spartan U.S. Equity Index Fund	Registered Investment Company	19,831,601
	Morgan Stanley Institutional Fund, Inc. Small Company Growth Portfolio - Class B	Registered Investment Company	1,031,959
	Oakmark Select Fund	Registered Investment Company	2,476,747
	PIMCO Total Return Fund - Institutional Class	Registered Investment Company	6,454,530
	American Funds Washington Mutual Investors Fund - Class R5	Registered Investment Company	1,359,918
	TCW Value Opportunities Fund - Class I	Registered Investment Company	117,368
	Legg Mason Value Trust, Inc. - Financial Intermediary Class	Registered Investment Company	152,620
	Munder Mid-Cap Core Growth Fund - Class Y	Registered Investment Company	1,608,628
*	Fidelity Managed Income Portfolio II Class II	Common Collective Trust Fund	10,155,393
*	AmerisourceBergen Common Stock Fund	Common Stock Fund	1,283,032
*	Participant Loans	Interest rates from 5.75% to 10.50%	1,320,232

Total			$88,436,727

*	Party in Interest

Note: Cost information has not been presented as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PharMerica, Inc. 401(k)
Profit Sharing Plan

By:	/s/ John M. Lanier
John M. Lanier
Vice President, Finance PharMerica, Inc.

June 23, 2006